WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

August 1, 2011

Chambre Malone
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Enviratrends, Inc.
Registration Statement on Form S-1
Amendment No. 4
File No. 333-164086

Dear Ms. Malone:

We have filed on EDGAR the above Amendment No. 4.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Explanation
1 .
As noted in our prior response, Mr. Haraburda met Gordon Morris, who happens to be a neighbor, and we both served as Board Members on our Homeowners Association.  Cy Monley was referred to Mr. Haraburda through one of our current investors, Jim Boscia, and hence Cy Monley became an investor.

This comment suggests the staff believes that this is not a sufficient prior relationship to meet the requirements of the non-integration guidelines adopted by the staff on this issue.  Although the Company does not agree with the staff’s position, in order to remove this as an issue and resolve this comment, it has voluntarily rescinded this investment and made appropriate modifications in the filing and financial statements.

2 .
For the reasons set forth in response to Comment 1 on Amendment No. 3, the company continues to believe it is not a shell company.  Although the Company does not agree with the staff’s position, in order to remove this as an issue and resolve this comment, it has agreed that sales on non-registered securities would be made in accordance with the provisions of Rule 144(i).  We have modified the disclosure in the filing accordingly.

3 .	We have revised the disclosure and filed the letter as Exhibit 16.1.

4 .	We have included interim financial statements for the period ended March 31, 2011 and have updated the financial information throughout the filing.

5 .	All references to our year end are now consistent showing a year end of September 30.

6 .	We revised the balance sheet presentation to show it as unaudited.

7 .	Execution copies of these agreements refiled as exhibits as requested.